Exhibit 7

Grown Rogue Completes Fiscal Year End Change, Reports Audited

Financial Results for the Two Months Ending December 31, 2023

●	Grown Rogue has completed its transition from an October 31 financial year end to a calendar year end, and is reporting a two-month stub period for the two months ending December 31, 2023

●	Revenue of $3.6M and Operating Cash Flow (OCF), before changes in working capital (WC), of $0.7M

●	Subsequent to period-end, the Company augmented New Jersey presence with a retail investment, announced entry into Illinois via a craft growers license, and announced the exercise and conversion of warrants, options, and debentures

Medford, Oregon, April 30, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to report its audited financial results for the two months ending December 31, 2023. The Company is reporting this two-month period as part of its earlier announced transition to a financial year end of December 31, so the Company’s financial quarters align with peers on calendar quarters going forward and the Company’s annual harvest cycle. All financial information is provided in U.S. dollars unless otherwise indicated.

Management Commentary

“We are excited to complete the transition of our fiscal year to now align with the calendar year. It was great to see that during November and December, typically the two slowest months for the Company, we saw 30% year-over-year revenue growth in our core markets of Oregon and Michigan,” said Obie Strickler, CEO of Grown Rogue.

“We are also pleased with the construction and business planning progress in New Jersey and are excited to soon be bringing our high-quality, craft cannabis to the great people of New Jersey. We set aggressive timelines for the cultivation facility and would like to thank our team for their effort and commitment to achieving these timelines,” continued Mr. Strickler.

“The recent warrant exercises, which resulted in the Company adding an additional US$4.7M in cash, have positioned us well to finance our current growth initiatives with cash on the balance sheet while leaving us with enough liquidity to move quickly if an attractive opportunity presents itself.

I want to personally thank the entire Grown Rogue team, our shareholders, and our customers for the continued support to help Grown Rogue achieve our goal of becoming the first nationally recognized craft cannabis company in the U.S.”

Financial Statements and aEBITDA reconciliation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	December 31, 2023	October 31, 2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,804,579	8,858,247
Accounts receivable (Note 18)	1,642,990	2,109,424
Biological assets (Note 3)	1,723,342	1,566,822
Inventory (Note 4)	5,021,290	4,494,257
Prepaid expenses and other assets	420,336	392,787
Total current assets	15,612,537	17,421,537
Property and equipment (Note 8)	8,820,897	8,753,266
Notes receivable (Notes 6.2.1 and 6.2.2)	2,449,122	1,430,526
Warrants asset (Note 13.2)	1,761,382	1,361,366
Intangible assets and goodwill (Note 9)	725,668	725,668
Deferred tax asset (Note 20)	246,294	470,358
TOTAL ASSETS	29,615,900	30,162,721

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,358,962	2,359,750
Current portion of lease liabilities (Note 7)	925,976	824,271
Current portion of long-term debt (Note 10)	780,358	1,285,604
Business acquisition consideration payable (Note 5)	360,000	360,000
Derivative liability (Notes 11.1.1, 11.2 and 11.2.1)	7,471,519	7,808,500
Income tax payable	873,388	366,056
Total current liabilities	11,770,203	13,004,181
Lease liabilities (Note 7)	1,972,082	2,094,412
Long-term debt (Note 10)	82,346	102,913
Convertible debentures (Notes 11.1, 11.2 and 11.2.1)	2,459,924	2,412,762
TOTAL LIABILITIES	16,284,555	17,614,268

EQUITY
Share capital (Note 12)	24,593,422	24,593,422
Contributed surplus (Notes 13 and 14)	8,186,297	8,081,938
Accumulated other comprehensive loss	(108,069)	(114,175)
Accumulated deficit	(20,353,629)	(20,996,449)
Equity attributable to shareholders	12,318,021	11,564,736
Non-controlling interests (Note 23)	1,013,324	983,717
TOTAL EQUITY	13,331,345	12,548,453
TOTAL LIABILITIES AND EQUITY	29,615,900	30,162,721

CONSOLIDATED STATEMENTS OF INCOME & LOSS AND COMPREHENSIVE INCOME & LOSS	Two months ending December 31, 2023	Year ended October 31, 2023
	$	$
Revenue
Product sales (Note 2.5)	3,542,037	22,424,169
Service revenue (Note 2.5.1)	96,050	929,016
Total revenue	3,638,087	23,353,185
Cost of goods sold
Cost of finished cannabis inventory sold	(1,404,323)	(11,155,676)
Costs of service revenue	(89,210)	(308,641)
Gross profit, excluding fair value items	2,144,554	11,888,868
Realized fair value amounts in inventory sold	(460,647)	(2,573,151)
Unrealized fair value gain on growth of biological assets	686,867	3,355,797
Gross profit	2,370,774	12,671,514
Expenses
Accretion expense	216,493	1,026,732
Amortization of property and equipment (Note 8)	186,415	578,641
General and administrative (Note 19)	1,437,353	6,465,877
Share-based compensation	104,359	346,113
Total expenses	1,944,620	8,417,363
Income from operations	426,154	4,254,151
Other income and (expense)
Interest expense	(69,164)	(370,616)
Other income (expense)	49,678	441,487
Unrealized gain on derivative liability	336,981	(4,563,498)
Unrealized gain on warrants asset	400,016	129,113
Loss on disposal of property and equipment	(87,699)	(182,025)
Total other income (expense), net	629,812	(4,545,539)
Gain (loss) from operations before taxes	1,055,966	(291,388)
Income tax (Note 20)	(383,539)	(370,932)
Net income (loss)	672,427	(662,320)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation loss	6,106	(4,562)
Total comprehensive income (loss)	678,533	(666,882)
Gain (loss) per share attributable to owners of the parent – basic	0.00	(0.00)
Weighted average shares outstanding – basic	182,005,886	172,708,792
Gain (loss) per share attributable to owners of the parent – diluted	0.00	0.00
Weighted average shares outstanding – diluted	214,046,728	172,708,792

Net income (loss) for the period attributable to:
Non-controlling interest	29,607	(129,279)
Shareholders	642,820	(533,041)
Net income (loss)	672,427	(662,320)

Comprehensive income (loss) for the period attributable to:
Non-controlling interest	29,607	(129,279)
Shareholders	648,926	(537,603)
Total comprehensive income (loss)	678,533	(666,882)

CONSOLIDATED STATEMENTS OF CASH FLOWS	Two months ending December 31, 2023	Year ending October 31, 2023
	$	$
Operating activities
Net income (loss)	672,427	(662,320)
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	186,415	578,641
Amortization of property and equipment included in costs of inventory sold	209,985	1,757,672
Unrealized gain on changes in fair value of biological assets	(686,867)	(3,355,797)
Changes in fair value of inventory sold	460,647	2,573,151
Deferred income taxes	224,064	(470,358)
Stock option expense	104,359	344,593
Accretion expense	216,493	1,026,732
Loss on disposal of property and equipment	87,699	182,025
(Gain) loss on fair value of derivative liability	(336,981)	4,563,498
(Gain) on warrants asset	(400,016)	(129,113)
Effects of foreign exchange	6,106	(2,210)
	744,331	6,406,514
Changes in non-cash working capital (Note 15)	(513,222)	(677,163)
Net cash provided by operating activities	231,109	5,729,351

Investing activities
Purchase of property and equipment and intangibles	(126,690)	(1,456,782)
Cash advances and loans made to other parties	(1,018,596)	(1,430,526)
Payments of acquisition payable	-	-
Net cash used in investing activities	(1,145,286)	(2,887,308)

Financing activities
Proceeds from convertible debentures	-	8,000,000
Repayment of long-term debt	(568,166)	(1,631,830)
Repayment of convertible debentures	(126,978)	(261,006)
Payments of lease principal	(444,347)	(1,673,344)
Net cash provided by (used in) financing activities	(1,139,491)	4,433,820

Change in cash and cash equivalents	(2,053,668)	7,275,863
Cash and cash equivalents, beginning	8,858,247	1,582,384
Cash and cash equivalents, ending	6,804,579	8,858,247

Adjusted EBITDA Reconciliation	Two months ended December 31, 2023	Year ended 2023
	($)	($)
Net income (loss), as reported	672,427	(662,320)
Add back realized fair value amounts included in inventory sold	460,647	2,573,151
Deduct unrealized fair value gain on growth of biological assets	(686,867)	(3,355,797)
Add back amortization of property and equipment included in cost of sales	209,985	1,757,672
	656,192	312,706
Add back interest and interest accretion expense, as reported	285,657	1,397,348
Add back amortization of property and equipment, as reported	186,415	578,641
Add back share-based compensation	104,359	346,113
Deduct unrealized gain/add back unrealized loss on derivative liability, as reported	(336,981)	4,563,498
Add back loss on disposal of property plant and equipment	87,699
Deduct unrealized gain on warrants asset, as reported	(400,016)	(129,113)
Add back income tax expense, as reported	383,539	370,932
EBITDA	966,864	7,440,125
Compliance costs	-	83,747
Costs associated with acquisition of Golden Harvests	20,000	110,000
Adjusted EBITDA	986,864	7,633,872

NOTES:

1.	The Company’s “Free cash flow” metric is defined by cash flow from operations minus capital expenditures and expansion related advances
2.	The Company’s “aEBITDA,” or “Adjusted EBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance.

NON-IFRS FINANCIAL MEASURES

EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2021 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2021. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital eﬃcient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse eﬀects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to diﬀer materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to diﬀer materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Oﬃcer

obie@grownrogue.com

Jakob Iote

Vice President of Investor

Relations

jakeiote@grownrogue.com

(458) 226-2662